Exhibit 99.1

NICE Reports Record Non-GAAP Revenues of $215 Million and Non-GAAP EPS
of $0.57 for the First Quarter of 2012

Ra’anana, Israel, May 9, 2012 - NICE Systems (NASDAQ: NICE) today announced results for the first quarter ending March 31, 2012.

First Quarter 2012 non-GAAP Financial and Business Highlights Include:
•	Record revenues of $215 million, up 15% year over year
•	Fully diluted earnings per share of $0.57, an increase of 21.3% year over year
•	Record $70 million of cash from operations
•	Company paid approximately $35 million for repurchasing shares

“We reported strong results for the first quarter of 2012, highlighted by continued revenue and EPS growth and excellent cash generation,” said Zeevi Bregman, President and CEO of NICE Systems. “Our pipeline is strong and we continue to see strong growth of our analytics based advanced applications in all areas of our business.”

Mr. Bregman continued, “We have built an expansive product portfolio with solutions that provide our customers with the ability to impact every customer interaction: before, during and after the interaction. Our unique real-time analytics, decisioning and guidance capabilities enable our customers to impact the interaction in real-time, which is referred to as “the decisive moment.” This is a strong competitive differentiation for NICE. We will continue to focus on developing and growing our cross channel analytics and real-time solution portfolio to provide our customers with the essential tools to help them improve business performance and customer experience, enhance compliance and safeguard people and assets.”

Non-GAAP Financial Highlights for the First Quarter Ended March 31, 2012:

Revenues: First quarter 2012 non-GAAP total revenues were a record $215.2 million, up 15.1% from $187.0 million for the first quarter of 2011.

Gross Profit: First quarter 2012 non-GAAP gross profit and non-GAAP gross margin were $139.5 million and 64.8%, respectively, compared to $123.2 million and 65.9%, respectively, for the first quarter of 2011.

Operating Income: First quarter 2012 non-GAAP operating profit and non-GAAP operating margin increased to $39.3 million and 18.3%, respectively, from $34.1 million and 18.2%, respectively, for the first quarter of 2011.

Net Income: First quarter 2012 non-GAAP net income and non-GAAP net margin increased to $35.6 million and 16.6%, respectively, from $30.3 million and 16.2%, respectively, for the first quarter of 2011.

Fully Diluted Earnings Per Share: First quarter 2012 non-GAAP fully diluted earnings per share increased to $0.57, up 21.3% from $0.47 for the first quarter of 2011.

GAAP Financial Highlights for the First Quarter Ended March 31, 2012:

Revenues: First quarter 2012 total revenues increased 13.5% to $210.4 million compared to $185.3 million for the first quarter of 2011.

Gross Profit: First quarter 2012 gross profit and gross margin were $122.8 million and 58.4%, respectively, compared to $114.1 million and 61.6%, respectively, for the first quarter of 2011.

Operating Income: First quarter 2012 operating income and operating margin were $4.6 million and 2.2%, respectively, compared to $8.4 million and 4.5%, respectively, for the first quarter of 2011.

Net Income: First quarter 2012 net income and net margin were $7.8 million and 3.7%, respectively, compared to $8.1 million and 4.4%, respectively, for the first quarter of 2011.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the first quarter 2012 was $0.12 compared to $0.13 for the first quarter of 2011.

Operating Cash Flow and Cash Balance: First quarter 2012 operating cash flow was $70.2 million. In the first quarter, approximately $136 million was used for acquisitions and $35 million was used for share repurchases. As of March 31, 2012, total cash and cash equivalents, short term investments and marketable securities were $470.7 million, with no debt.

Second Quarter and Full Year 2012 Guidance:

Second Quarter 2012: Second quarter non-GAAP total revenues for 2012 are expected to be in a range of $215 million to $223 million. Second quarter non-GAAP fully diluted earnings per share for 2012 is expected to be in a range of $0.55 to $0.60.

Full Year 2012: The Company reaffirmed full year 2012 non-GAAP total revenues and raised full year 2012 non-GAAP fully diluted earnings per share.  Full year 2012 non-GAAP total revenues are expected to be in a range of $930 million to $950 million. Full year non-GAAP fully diluted earnings per share for 2012 is expected to be in a range of $2.32 to $2.50.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, May 9, 2012 at 8:30 AM EDT, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-229-7198 or 1-888-668-9141, International +972-3-9180610, United Kingdom 0-800-917-5108, Israel 03-9180609. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately three hours following the call. A telephone replay of the call will be available for 72 hours after the live broadcast, and may be accessed by dialing: United States 1-888-782-4291, International +972-3-9255904, United Kingdom 0-800-917-4256, Israel 03-9255904.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, share-based compensation expenses and certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The intangible assets created in the acquisitions of Merced are preliminary and subject to further review and completion of valuation analyses.

About NICE
NICE Systems (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn, +972 9 775-3798, ir@nice.com, CET

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Bregman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2012	2011
	Unaudited	Unaudited

Revenue:
Product	$91,309	$81,302
Services	119,052	103,995
Total revenue	210,361	185,297

Cost of revenue:
Product	31,905	27,003
Services	55,680	44,198
Total cost of revenue	87,585	71,201

Gross profit	122,776	114,096

Operating Expenses:
Research and development, net	30,222	25,901
Selling and marketing	53,178	50,371
General and administrative	26,846	24,077
Amortization of acquired intangible assets	7,903	5,397
Total operating expenses	118,149	105,746

Operating income	4,627	8,350

Finance and other income, net	3,403	2,819

Income before taxes on income	8,030	11,169
Taxes on income	223	3,022

Net income	$7,807	$8,147

Basic earnings per share	$0.13	$0.13

Diluted earnings per share	$0.12	$0.13

Weighted average number of shares outstanding used to compute:

Basic earnings per share	61,425	63,560
Diluted earnings per share	62,884	64,935

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2012	2011
GAAP revenues	$210,361	$185,297
Valuation adjustment on acquired deferred product revenue	1,964	1,506
Valuation adjustment on acquired deferred service revenue	2,826	193
Non-GAAP revenues	$215,151	$186,996

GAAP cost of revenue	$87,585	$71,201
Amortization of acquired intangible assets on cost of product	(10,120)	(6,728)
Amortization of acquired intangible assets on cost of services	(691)	-
Valuation adjustment on acquired deferred cost of services	83	188
Cost of product revenue adjustment (1,4)	(149)	(95)
Cost of services revenue adjustment (1,2,3,4)	(1,078)	(811)
Non-GAAP cost of revenue	$75,630	$63,755

GAAP gross profit	$122,776	$114,096
Gross profit adjustments	16,745	9,145
Non-GAAP gross profit	$139,521	$123,241

GAAP operating expenses	$118,149	$105,746
Research and development (1,2,3)	(1,188)	(1,217)
Sales and marketing (1,2,3)	(2,129)	(2,217)
General and administrative (1,3)	(2,580)	(2,383)
Amortization of acquired intangible assets	(7,903)	(5,397)
Acquisition related expenses (4)	(4,140)	(5,405)
Non-GAAP operating expenses	$100,209	$89,127

GAAP taxes on Income	$223	$3,022
Tax adjustments re non-gaap adjustments	6,870	3,644
Non-GAAP taxes on income	$7,093	$6,666

GAAP net income	$7,807	$8,147
Valuation adjustment on acquired deferred revenue	4,790	1,699
Valuation adjustment on acquired deferred cost of services	(83)	(188)
Amortization of acquired intangible assets	18,714	12,125
Share-based compensation (1)	6,608	5,653
Re-organization expenses (2)	324	201
Acquisition related compensation expense (3)	148	862
Acquisition related expenses (4)	4,184	5,412
Tax adjustments re non-gaap adjustments	(6,870)	(3,644)
Non-GAAP net income	$35,622	$30,267

GAAP diluted earnings per share	$0.12	$0.13

Non-GAAP diluted earnings per share	$0.57	$0.47

Shares used in computing US GAAP diluted earnings per share	62,884	64,935

Shares used in computing Non-GAAP diluted earnings per share	62,884	64,935

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended
		March 31,
		2012	2011
	Cost of product revenue	$(144)	$(88)
	Cost of service revenue	(975)	(673)
	Research and development	(921)	(711)
	Sales and marketing	(1,988)	(2,010)
	General and administrative	(2,580)	(2,171)
		$(6,608)	$(5,653)

(2)	Re-organization expenses
		Quarter ended
		March 31,
		2012	2011
	Cost of service revenue	$(52)	$(60)
	Research and development	(146)	(141)
	Sales and marketing	(126)	-
		$(324)	$(201)

(3)	Acquisition related compensation expense
		Quarter ended
		March 31,
		2012	2011
	Cost of service revenue	$(12)	$(78)
	Research and development	(121)	(365)
	Sales and marketing	(15)	(207)
	General and administrative	-	(212)
		$(148)	$(862)

(4)	Acquisition related expenses
		Quarter ended
		March 31,
		2012	2011
	Cost of product revenue	$(5)	$(7)
	Cost of service revenue	(39)	-
	Research and development	(31)	(32)
	Sales and marketing	100	(2,207)
	General and administrative	(4,209)	(3,166)
		$(4,184)	$(5,412)

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2012	2011
	Unaudited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$149,492	$204,437
Short-term investments	169,092	144,003
Trade receivables	131,032	126,981
Other receivables and prepaid expenses	50,441	43,941
Inventories	13,385	13,404
Deferred tax assets	10,888	10,405

Total current assets	524,330	543,171

LONG-TERM ASSETS:
Marketable securities	152,156	214,136
Other long-term assets	30,522	28,890
Property and equipment, net	32,197	28,299
Other intangible assets, net	283,580	158,153
Goodwill	687,174	609,187

Total long-term assets	1,185,629	1,038,665

TOTAL ASSETS	$1,709,959	$1,581,836

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$23,616	$19,014
Deferred revenues and advances from customers	206,513	160,242
Accrued expenses and other liabilities	218,149	190,372

Total current liabilities	448,278	369,628

LONG-TERM LIABILITIES:
Deferred tax liabilities	72,771	27,766
Other long-term liabilities	26,682	25,798

Total long-term liabilities	99,453	53,564

SHAREHOLDERS' EQUITY	1,162,228	1,158,644

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,709,959	$1,581,836

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended
	March 31,
	2012	2011
	Unaudited	Unaudited

Operating Activities

Net income	$7,807	$8,147
Adjustments to reconcile net income to net cash from operations:
Depreciation, amortization and other	22,811	15,627
Stock based compensation	6,608	5,653
Excess tax benefit from share-based payment arrangements	(35)	(384)
Net recognized losses (gains) on investments and derivatives	(1,061)	239
Gain on sale of intangible assets	(1,125)	-
Deferred taxes, net	(6,477)	(2,748)
Changes in operating assets and liabilities:
Trade Receivables	11,781	(5,644)
Other receivables and prepaid expenses	(65)	(4,661)
Inventories	754	(702)
Trade payables	3,654	(3,448)
Accrued expenses and other current liabilities	25,749	43,619
Other long-term liabilities	(211)	(211)

Net cash provided by operating activities	70,190	55,487

Investing Activities

Purchase of property and equipment	(6,611)	(3,188)
Proceeds from sale of property and equipment	970	-
Purchase of investments	(2,428)	(50,708)
Proceeds from investments	45,432	59,250
Capitalization of software development costs	(388)	(227)
Proceeds from sale of intangible assets	1,500	-
Payments for acquisitions, net of cash acquired	(135,503)	(64,898)

Net cash used in investing activities	(97,028)	(59,771)

Financing Activities

Proceeds from issuance of shares upon exercise of share options and ESPP	7,701	6,876
Purchase of treasury shares	(35,239)	(2,165)
Excess tax benefit from share-based payment arrangements	35	384

Net cash provided by (used in) financing activities	(27,503)	5,095

Effect of exchange rates on cash and cash equivalents	(604)	400

Net change in cash and cash equivalents	(54,945)	1,211
Cash and cash equivalents, beginning of period	204,437	109,526

Cash and cash equivalents, end of period	$149,492	$110,737